08025685

SEC
Mail Processing
Section

FEB 22 2008

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Kelt Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Coast Village Circle #4
(No. and Street)

Montecito, California 93108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek W. Brumfield (805) 565-3270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge, CA 01324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek W. Brumfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Kelt Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner/General Principal

Title

See Attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

State of California)
) ss.
County of Santa Barbara)

Subscribed and sworn to (or affirmed) before me on

This 20 day of February, 2008,

by Derek W. Brumfield,

proved to me on the basis of satisfactory evidence to the person(s) who appeared before me.

DAVID T. RALSTON
Commission # 1551286
Notary Public - California
Santa Barbara County
My Comm. Expires Feb 10, 2009

(seal)

Signature of Notary Public

---OPTIONAL---

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title of Type of Document: Annual Audited Report

Document Date: 12-31-07 Number of Pages: Two

Signer(s) Other that Named Above: None

☒ **Check Attached Document for Embossment Seal**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
The Kelt Group, LLC:

We have audited the accompanying statement of financial condition of The Kelt Group, LLC (the Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Kelt Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 4, 2008

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

The Kelt Group, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 103,334
Deposits held at clearing firm	54,771
Commission receivable	130,186
Prepaid expenses	40,973
Furniture and equipment, net	15,992
Deposits	11,000
Organization costs, net	11,501
Total assets	$ 367,757

Liabilities and Members' equity

Liabilities

Accounts payable and accrued expenses	$ 86,463
Payroll taxes payable	566
Income taxes payable	6,000
Total liabilities	93,029
Members' equity	274,728
Total liabilities and members' equity	$ 367,757

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenue	
Commission income	$ 2,774,180
Rental income	42,000
Interest and dividend income	8,766
Other income	35,035
Total revenue	2,859,981
Expenses	
Employee compensation and benefits	1,939,653
Commission expense	375,225
Occupancy & equipment rental	139,232
Taxes, other than income taxes	195
Other operating expenses	394,196
Total expenses	2,848,501
Net income (loss) before income tax provision	11,480
Income tax provision	6,800
Net income (loss)	$ 4,680

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

	Members' Equity
Balance at December 31, 2006	$ 286,036
Members' distributions	(15,988)
Net income (loss)	4,680
Balance at December 31, 2007	$ 274,728

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 4,680
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 3,320	
Amortization	5,751	
(Increase) decrease in:		
Commission receivable	103,373	
Prepaid expenses	(4,010)	
Deposits held at clearing firm	(1,871)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(101,468)	
Payroll taxes payable	566	
Total adjustments		5,661
Net cash and cash equivalents provided by (used in) operating activities		10,341
Cash flows from investing activities:		
Purchase of equipment	(8,408)	
Net cash and cash equivalents provided by (used in) investing activities		(8,408)
Cash flows from financing activities:		
Members' distributions	(15,988)	
Net cash and cash equivalents provided by (used in) financing activities		(15,988)
Net increase (decrease) in cash and cash equivalents		(14,055)
Cash and cash equivalents at beginning of year		117,389
Cash and cash equivalents at end of year		$ 103,334

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$ –
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Kelt Group, LLC ("the Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on May 19, 2004, and began operations on January 1, 2005. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is also a registered investment advisor licensed in the state of California.

The Company is a privately held full-service brokerage firm that specializes in individual portfolio management. The Company is a fully disclosed broker/dealer, whereby all transactions for the accounts of customers are cleared through another broker/dealer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Commission receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

The Company is treated as a partnership for federal tax purposes, in accordance with limited liability rules. All tax effects of the Company's income or loss are passed through to the members, therefore no federal tax provision has been provided. However the Company is subject to a gross receipts fee in California for limited liability companies.

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $50,000 with National Financial Services, LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2007, includes interest earned for a deposit total of $54,771.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost and summarized by major classifications as follows:

Furniture	$ 3,069
Computer equipment	17,508
	20,577
Less: accumulated depreciation	(4,585)
Furniture and equipment, net	$ 15,992

Depreciation expense for the year ended December 31, 2007 was $3,320.

Note 4: ORGANIZATION COSTS, NET

Organization costs at December 31, 2007, are shown net of accumulated amortization.

		Amortization Periods
Organization costs	$ 28,754	5 years
Less: accumulated amortization	(17,253)	
Organization costs, net	$ 11,501	

Amortization expense for the year ended December 31, 2007, was $5,751.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a limited liability company gross receipts fee and a minimum provision of $800. At December 31, 2007, the Company recorded gross receipts fee of $ 6,000, and the minimum limited liability company income tax of $800.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In October 2005, the Company entered into an operating lease which commenced in February 2006. Future minimum lease payments under the lease are as follows:

December 31,	Amount
2008	$ 143,500
2009	12,000
Thereafter	–
Total	$ 155,500

During the year ended December 31, 2007, the Company recorded $137,500 in lease expense, included in occupancy expense.

The Company is responsible for various lease agreements for automobiles. Auto expense under these agreements for the year ended December 31, 2007 was $25,964.

The future minimum lease expense is:

December 31,	
2008	$ 62,793
2009	57,299
2010	28,687
2011	12,069
2012 & thereafter	–
Total	$ 160,847

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $192,622, which was $146,622 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($93,029) to net capital was 0.48 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $12,311 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 204,933
Adjustments:		
Retained earnings	$ (11,308)	
Non -allowable assets	(448)	
Haircuts	(195)	
Undue concentration	(750)	
Total adjustments		(12,311)
Net capital per audited statements		$ 192,622

The Kelt Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Members' equity		$ 274,728
Less: Non-allowable assets		
Furniture and equipment, net	$ (15,992)	
Prepaid expenses	(40,973)	
Organization costs, net	(11,501)	
Deposits	(11,000)	
Total adjustments		(79,466)
Net capital before haircuts		195,262
Less: Haircuts and undue concentration		
Haircuts on money markets	(1,890)	
Undue concentration	(750)	
Total adjustments		(2,640)
Net capital		192,622
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,202	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 142,622
Ratio of aggregate indebtedness to net capital	0.48: 1	

There was a $12,311 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 9.

The Kelt Group, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to The Kelt Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

The Kelt Group, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to The Kelt Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

The Kelt Group, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

Board of Directors
The Kelt Group, LLC:

In planning and performing our audit of the financial statements of The Kelt Group, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 4, 2008

END